82-3116



GREAT QUEST METALS LTD.


03050723

May 9, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 9, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

dlw 5/27

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 9, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Extends Important Zone in Bourdala Sud Concession Through Mapping and Soil Sampling

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is pleased to announce the results of the exploration program of geological mapping and soil sampling over part of the 16 square kilometre Bourdala Sud concession within the Company's Bourdala concessions in western Mali, West Africa. One of the objectives of the program was to trace the zone intersected in the 2002 diamond drill hole 06 which intersected 24 metres of 2.01 g/t gold, including 10 metres of 3.92 g/t, and a further 5 metres of 8.63 g/t gold.

The zone, which includes 225 metres of orpaillage or pits dug by hand miners for the recovery of gold, was initially traced for 475 metres through gold soil anomalies, along a 20° azimuth. The gold mineralization in DDH 06 is associated with extreme quartz flooding or silicification, which in turn makes this zone more resistant to weathering. This has resulted in a low ridge which was traced another 445 metres in the same N20° E direction. A further 625 metres on line, there is a previous soil sample grid with a heretofore unexplained soil anomaly ranging from 152 to 1203 ppb gold. The trend crosses this anomaly. The total length of the above traverse is 1545 metres. While the final proof for the full extent of this zone will come from the drilling and pitting, this is an interesting set of coincidences that cannot be ignored.

A soil grid with samples 100 metres apart over lines 400 metres apart was carried out over an area 3500 by 3600 metres. Two areas of orpaillage, each about 100 metres in length, were mapped. A gold soil anomaly of 274 to 490 ppb extends over 400 metres NNE from one area and a similar anomaly extends over 350 metres north from the other. Another soil anomaly, ranging from 52 to 144 ppb gold, was traced in a northwesterly direction for 3 kilometres.

The company plans pitting to test these zones this spring and plans a drill program for the fall.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President